SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
HILAND PARTNERS, LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
431291 10 3

(CUSIP Number)
Matthew S. Harrison
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 26, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
     This Amendment No. 4 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on April 21, 2009, Amendment No. 2 thereto filed on June 2, 2009 and Amendment No. 3 thereto filed on September 9, 2009, relating to the common units (the “Common Units”) representing limited partner interests of Hiland Partners, LP (the “Issuer”) is being filed by Harold Hamm, HH GP Holding, LLC (“HH GP Holding”), Hiland Partners GP Holdings, LLC (“Holdings GP”), Hiland Holdings GP, LP (“Holdings”), Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”), Joseph L. Griffin, Chief Executive Officer, President and Director of each of Holdings GP and Hiland Partners GP, LLC, the general partner of the Issuer (“Hiland GP”), and Matthew S. Harrison, Chief Financial Officer, Vice President-Finance, Secretary and a Director of each of Holdings GP and Hiland GP (collectively, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
This Item 3 shall be deemed to amend and restate Item 3 of the Schedule 13D in its entirety:
     In connection with the Transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Proposing Persons estimate that, based on the revised proposed purchase price of $10.00 per Common Unit, the cash consideration to be paid to the public unitholders will be approximately $39.9 million to consummate the Transaction. The funds will be provided in the form of new equity investments from the personal funds of Mr. Hamm and the other assets of the Trusts. The Proposing Persons estimate the aggregate value of the continued holding of Common Units by the Proposing Person to be approximately $23.2 million, based on a purchase price of $10.00 per Common Unit.
Item 4. Purpose of the Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D:
     On October 26, 2009, Mr. Hamm delivered to the Conflicts Committee of the Board the letter attached as Exhibit 99.9, which letter is incorporated into this Item 4 by reference. In the letter, Mr. Hamm informed the Conflicts Committee of the Board that the Proposing Persons are increasing the cash consideration for the Transaction from $7.75 per Common Unit to $10.00 per Common Unit. Additionally, the letter proposed that Section 7.1(b)(i) of the Merger Agreement be amended to extend the “End Date,” as defined in the Merger Agreement, to November 6, 2009 to allow the Conflicts Committee and the Board of Directors time to consider the revised offer. Mr. Hamm concurrently informed the conflicts committee of the board of directors of Holdings GP that his group has increased the proposed cash consideration for the Holdings Transaction from $2.40 to $3.20.

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Item 7. Exhibits
This Item 7 shall be deemed to amend and supplement Item 7 of the Schedule 13D:

Exhibit 99.9	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated October 26, 2009.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 26, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC,
its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President-
Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated:October 26, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President-
Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 26, 2009	HH GP HOLDING, LLC

	By:	*

	Name:	Harold Hamm
	Title:	Sole Member

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison

Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 26, 2009	*

Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison

Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 26, 2009	*

Bert Mackie

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 26, 2009	*

Joseph L. Griffin

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 26, 2009	/s/ Matthew S. Harrison
Matthew S. Harrison

EXHIBIT INDEX

Exhibit 99.1*	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2*	Letter from Harold Hamm to Board of Directors of Hiland Partners GP, LLC, dated January 15, 2009.

Exhibit 99.3*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated April 20, 2009.

Exhibit 99.4*	Press release, dated June 1, 2009, of the Hiland Companies (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.5*	Agreement and Plan of Merger, among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, and Hiland Partners, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.6*	Support Agreement (HLND Units), among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, Hiland Partners, LP, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.7*	Funding commitment letter, dated June 1, 2009, between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.8*	Joinder to the Joint Filing Agreement executed by Mr. Mackie, dated as of September 8, 2009.

Exhibit 99.9	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated October 26, 2009.

*	Previously filed